भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

[redacted]

03003777

CO/S&B/VR/2003/ 387 04.02.2003

दिनांक / तारीख / Date :

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

82-4524

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT:CLAUSE 36
SALE/PURCHASE OF SHARES OF SECURITIES
TRADING CORPORATION OF INDIA LTD.(STCI)
AND DISCOUNT AND FINANCE HOUSE OF INDIA LTD.(DFHI)

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/375 dated the February 04, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

03 FEB 11 AM 7:21

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No.: CO/S&B/VR/2003/375

दिनांक / तारीख / Date : 04.02.2003

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
SALE/PURCHASE OF SHARES OF SECURITIES TRADING CORPORATION OF INDIA LTD.(STCI) AND DISCOUNT AND FINANCE HOUSE OF INDIA LTD.(DFHI)

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank with a view to divest its equity stake in Securities Trading Corporation of India Ltd.,(STCIL) and increase the holding in DFHI to 51% has purchased a total of 3,26,330 equity shares of DFHI at a price of Rs.320/- per share from Dena Bank(1,91,980 shares) and from Oriental Bank of Commerce(OBC) (1,34,350 shares). The Bank has simultaneously sold 6,52,660 shares of STCI at a price of Rs.160/- per share, to Dena Bank(3,83,960 shares) and to OBC(2,68,700 shares).

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)